SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Addition of Affiliates

On August 27, 2008, Kookmin Bank disclosed that it has added Joint Stock Company Bank CenterCredit and its affiliates, JSC Accumulated Pension Fund Capital, LLP Center Leasing, JSC BCC Invest, LLP BCC Securities, CenterCredit International B.V. and LLC Bank BCC – Moscow as new affiliated companies. The details are as follows:

1.	Description of change: Addition of new affiliates

2.	Information regarding the new affiliates:

	Company name: Joint Stock Company Bank CenterCredit (“CenterCredit”)

•	Key financial figures (as of December 31, 2007):

•	Total Assets (KRW): 6,866,286 million

•	Total Liabilities (KRW): 6,309,785 million

•	Total Shareholders’ Equity (KRW): 556,502 million

•	Capital Stock (KRW): 283,086 million

•	Primary area of business: Banking

•	Reason for addition: Kookmin Bank acquired 23.00% of the outstanding shares of CenterCredit and appointed certain directors and officers of CenterCredit.

•	Date of addition (the date of payment of the purchase price, receipt of shares and appointment of directors and officers.): August 27, 2008

•	Kookmin Bank plans to increase its equity stake in CenterCredit from 23.00% (as of August 27, 2008) to 29.99% by November 27, 2008.

‚	Company name: JSC Accumulated Pension Fund Capital (“JSC APF Capital”)

•	Key financial figures (as of December 31, 2007):

•	Total Assets (KRW): 6,030 million

•	Total Liabilities (KRW): 95 million

•	Total Shareholders’ Equity (KRW): 5,935 million

•	Capital Stock (KRW): 3,899 million

•	Primary area of business: Pension fund management

•

Reason for addition: JSC APF Capital became an affiliate of Kookmin Bank following Kookmin Bank’s acquisition of an equity stake in CenterCredit, which held a 74% stake in JSC APF Capital as of December 31, 2007

•	Date of addition: August 27, 2008

ƒ	Company name: LLP Center Leasing

•	Key financial figures (as of December 31, 2007):

•	Total Assets (KRW): 23,603 million

•	Total Liabilities (KRW): 21,694 million

•	Total Shareholders’ Equity (KRW): 1,909 million

•	Capital Stock (KRW): 1,389 million

•	Primary area of business: Finance lease of property

•

Reason for addition: LLP Center Leasing became an affiliate of Kookmin Bank following Kookmin Bank’s acquisition of an equity stake in CenterCredit, which held a 51% stake in LLP Center Leasing as of December 31, 2007

•	Date of addition: August 27, 2008

„	Company name: JSC BCC Invest

•	Key financial figures (as of December 31, 2007):

•	Total Assets (KRW): 13,286 million

•	Total Liabilities (KRW): 4,906 million

•	Total Shareholders’ Equity (KRW): 8,380 million

•	Capital Stock (KRW): 2,145 million

•	Primary area of business: Brokerage and dealer activity

•

Reason for addition: JSC BCC Invest became an affiliate of Kookmin Bank following Kookmin Bank’s acquisition of an equity stake in CenterCredit, which held a 100% stake in JSC BCC Invest as of December 31, 2007

•	Date of addition: August 27, 2008

…	Company name: LLP BCC Securities

•	Key financial figures (as of December 31, 2007):

•	Total Assets (KRW): 273 million

•	Total Liabilities (KRW): 0 million

•	Total Shareholders’ Equity (KRW): 273 million

•	Capital Stock (KRW): 312 million

•	Primary area of business: Brokerage and dealer activity

•

Reason for addition: LLP BCC Securities became an affiliate of Kookmin Bank following Kookmin Bank’s acquisition of an equity stake in CenterCredit, which held a 100% stake in LLP BCC Securities as of December 31, 2007

•	Date of addition: August 27, 2008

†	Company name: CenterCredit International B.V.

•	Key financial figures (as of December 31, 2007):

•	Total Assets (KRW): 1,510,308 million

•	Total Liabilities (KRW): 1,506,925 million

•	Total Shareholders’ Equity (KRW): 3,384 million

•	Capital Stock (KRW): 2,788 million

•	Primary area of business: Issuance of capital on international financial markets

•

Reason for addition: CenterCredit International B.V. became an affiliate of Kookmin Bank following Kookmin Bank’s acquisition of an equity stake in CenterCredit, which held a 100% stake in CenterCredit International B.V. as of December 31, 2007

•	Date of addition: August 27, 2008

‡	Company name: LLC Bank BCC – Moscow

•	Financial figures are unavailable as LLC Bank BCC – Moscow was recently established in March 2008

•	Primary area of business: Banking

•

Reason for addition: LLC Bank BCC – Moscow became an affiliate of Kookmin Bank following Kookmin Bank’s acquisition of an equity stake in CenterCredit, which held a 100% stake in LLC Bank BCC – Moscow as of March 31, 2008

•	Date of addition: August 27, 2008

3.	Total number of affiliated companies after addition of the above-listed new affiliates (excluding companies undergoing liquidation or bankruptcy proceedings): 18

4.	Other relevant information:

•

The amounts stated above in Korean Won have been converted from Kazakhstan Tenge to U.S. dollar using the exchange rate in effect on December 31, 2007 (US$1.00 = KZT 120.30), and from U.S. dollar to Korean Won using the exchange rate in effect on December 31, 2007 (US$1.00 = Won 938.20).

•	Related disclosure: March 17, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 27, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director